SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the quarter and year-to-date period ended June 30, 2002

DSG International Limited
(Translation of registrant’s name into English)

17/F Watson Centre, 16-22 Kung Yip Street, Kwai Chung, New Territories, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☒  No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCLUDED AS EXHIBITS TO THIS 6-K REPORT

Exhibit

99.1	Certification Letter from the Chief Executive Officer

99.2	Certification Letter from the Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DSG INTERNATIONAL LIMITED (Registrant)

By:	/s/ EDMUND J. SCHWARTZ
Edmund J. Schwartz Chief Financial Officer

Date: August 22, 2002

INDEX TO EXHIBITS

Exhibit No.

(99)	Other Exhibits
99.1	Certification by Brandon Wang pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification by Edmund J.Schwartz pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002

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DSG INTERNATIONAL REPORTS SECOND QUARTER
AND YEAR-TO-DATE FINANCIAL RESULTS

DULUTH, Ga., August 22, 2002-DSG International Limited (NASDAQ:DSGIF) today announced financial results for the second quarter of 2002 ended June 30, 2002. Net sales in the quarter ended June 30, 2002 declined by 8.3% to $75,456,000, compared to $82,310,000 for the second quarter last year. The majority of this decline occurred in the Company’s North American business. While North American net sales declined compared to the same period last year, 2002 second quarter sales increased by 8% over first quarter levels. In the quarter, the Company’s Australian business for the second consecutive quarter recorded double digit sales gains which were somewhat offset by sales declines in the Company’s Asia Pacific region.

Gross margin for the second quarter 2002 of 33.9% compared to 30.0% for the same period last year. The increased margin was primarily due to the elimination of excess production capacity and manufacturing overhead in the Company’s North American operations and improved manufacturing efficiencies in Australia. Selling, general and administrative expense as a percentage of net sales decreased to 31.2% compared to 32.2% for the same quarter last year.

Net income for the quarter ended June 30, 2002, was $828,000 or $0.12 per share, compared to a net loss of ($5,092,000), or ($0.76) per share in the same quarter last year. The Company’s North American operations were the most significant contributor to the net income improvement. In addition, a gain of $245,000 recorded on the disposal of an asset held for sale had a positive impact on the net income improvement in the quarter. Also, interest expense of $633,000 reflects a decrease from $2,105,000 in the previous year’s quarter. This decrease was primarily due to interest recorded in last year’s second quarter in the amount of $1,525,000. This interest charge related to the financing of the Dryper’s acquisition and also included recording as interest expense the fair value of warrants attached to a term loan that was part of the financing. This term loan was fully repaid in the third quarter of 2001. The Company recorded a foreign exchange gain of $281,000 in the quarter ended June 30, 2002 which was attributed to the favorable fluctuation of Thai, Indonesian and Australian currencies against the U.S. dollar compared to losses of $500,000 recorded in the same period last year.

For the six months ended June 30, 2002, net sales increased 5.8% to $150,297,000 compared to $142,114,000 for the first half of 2001. The majority of these sales gains were realized in the Company’s North American and Australian operations. Gross margin improved to 33.1% from 30.2% in the previous year. The improvement in gross margin was the result of improved manufacturing efficiencies and the elimination of excess manufacturing capacity that resulted from the Drypers acquisition. Lower interest expense of $1,388,000 and foreign exchange gains of $437,000 versus foreign exchange losses of $848,000 in the same period last year also contributed to the profit improvement. Net income for the six months ended June 30, 2002 was $822,000, or $0.12 per share, compared to a net loss of ($5,200,000), or ($0.78) per share for the same period last year.

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Brandon Wang, Chairman said, “The encouraging news in the second quarter is that operating income of $2.3 million reversed a net loss of $2.1 million from the same period last year despite lower sales levels. Most of our operations worldwide reported an improvement in operating income over the first quarter and in particular, our North American business significantly improved its profits. This profit improvement trend is a clear indication of the gains made in operational performance and that the Company’s cost reduction efforts are being realized. The Company’s financial results should continue to be positively impacted for the remainder of the year as a result of these efforts. I am confident that DSG International will continue to improve its revenue and earnings during 2002”.

DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in Wisconsin, Ohio and Washington, the Company also maintains manufacturing operations in Hong Kong, Australia, Great Britain, China, Thailand, Indonesia and Malaysia. Additionally, the Company distributes its products throughout Asia, Australia, North America and Europe. The Company produces private label disposable diapers, adult incontinence products and training pants at certain of its operations. Its best selling brands include “Fitti®”, “Pet Pet®”, “Cosies®”, “Cosifits®”, “Baby Love®”, “Babyjoy®”, “Lullaby®”, “Cares®”, “Cuddles®”, “Super Fan-nies®”, “Dispo 123™”, “Handy™”, “Certainty®”, “Merit®” and “Drypers®”.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This news release may contain forward-looking statements or predictions. These statements represent our judgment as of this date and are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed in such forward-looking statements. Potential risks and uncertainties are discussed in depth in DSG International Limited filings with the SEC, copies of which may be accessed through the SEC’s World Wide Web site at http://www.sec.gov.

August 22, 2002

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STATEMENTS OF OPERATIONS

The Statements of Operations for the three-month and six-month periods ended June 30, 2002 and 2001 are derived from unaudited financial statements which, in the opinion of the management, include all necessary adjustments, consisting only of normally recurring adjustments, for a fair presentation of the results of operations for these time frames. The results for the periods, however, are not necessarily indicative of the results for the full year.

STATEMENTS OF OPERATIONS
(In thousands, except earnings per share)

	Three months ended June 30,		Six months ended June 30,
	2002	2001	2002	2001
Net sales	$75,456	$82,310	$150,297	$142,114
Gross profit	25,614	24,687	49,788	42,933
Gain on sale of property, plant and equipment	245	5	245	24
Selling, general and administrative Expense	(23,553)	(26,517)	(47,521)	(43,936)
Restructuring expenses	—	(256)	(200)	(256)
Operating income (loss)	2,306	(2,081)	2,312	(1,235)
Interest expense	(633)	(2,105)	(1,285)	(2,673)
Exchange gain (loss)	281	(500)	437	(848)
Other income	19	5	56	151
Income (loss) before income taxes	1,973	(4,681)	1,520	(4,605)
Credit (provision) for income taxes	(701)	(372)	144	(586)
Minority interest	(444)	(39)	(842)	(9)
Net income (loss)	$828	$(5,092)	$822	$(5,200)
Earnings (losses) per share	$0.12	$(0.76)	$0.12	$(0.78)
Weighted average number of Shares outstanding	6,989	6,675	6,989	6,675

STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands, unaudited)

	Three months ended June 30,		Six months ended June 30,
	2002	2001	2002	2001
Net income (loss)	$828	$(5,092)	$822	$(5,200)
Other comprehensive expense
Foreign currency translation Adjustments	315	(21)	822	(1,278)
Comprehensive income (loss)	$1,143	$(5,113)	$1,644	$(6,478)

ADOPTION OF NEW ACCOUNTING STANDARD
(Dollars in thousands, unaudited)

The Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), effective January 1, 2002. Under the provisions of SFAS 142, if an intangible asset is determined to have an indefinite useful life, it shall not be amortized until its useful life is determined to be no longer indefinite. An intangible asset that is not subject to amortization shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill is not amortized but is tested for impairment, for each reporting unit, on an annual basis and between annual tests in certain circumstances. In accordance with the SFAS 142, the Company discontinued the amortization of goodwill and trademarks effective January 1, 2002. A reconciliation of previously reported net income (loss) and earnings (losses) per share to the amounts adjusted for the exclusion of goodwill and trademarks amortization net of the related income tax effect is as follows:

	Three months ended June 30,		Six months ended June 30,
	2002	2001	2002	2001
Net income (loss)	$828	$(5,092)	$822	$(5,200)
Add: Goodwill amortization, net of tax	—	51	—	102
Add: Intangible assets amortization, net of tax	—	60	—	60
Adjusted net income (loss)	$828	$(4,981)	$822	$(5,038)
Adjusted basic earnings (losses) per share	$0.12	$(0.75)	$0.12	$(0.76)

The Company completed its assessment of possible impairment of indefinite life intangibles as of January 1, 2002 as required under the transition provisions of SFAS No. 142 and has concluded that no charge for impairment is necessary.

BALANCE SHEET DATA
(Dollars in thousands, unaudited)

	June 30, 2002	December 31, 2001
Working capital	$4,876	$3,144
Total assets	132,684	138,648
Long-term debt	11,165	13,218
Shareholders’ equity	42,104	38,981

At June 30, 2002 the Company had cash totaling $5.5 million.